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OMB Number: Expires: Estimated average burden hours per response	3235-0621 December 31, 2010 30.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)
OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-52712

AMIWORLD, INC.
(Exact name of registrant as specified in its charter)

60 E. 42nd Street, Suite 1225,
New York, New York 10165
(212) 557-0223
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	[_]	Rule 12h-6(d) (for successor registrants)	[x]

Rule 12h-6(c) (for debt securities)	[_]	Rule 12h-6(i) (for prior Form 15 filers)	[_]

PART I

Item 1.  Exchange Act Reporting History

Amiworld, Inc. (“Amiworld-US” or the “Company”) has reincorporated pursuant to the laws of Panama and dissolved as a Nevada corporation on September 9, 2010.  As a result, the surviving company has assumed the obligations of Amiworld-US to file reports under Section 15(d) of the Act.

Amiworld-US first incurred the duty to file reports under Section 13 (a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 26, 2007, being the date that was sixty days after it filed a Registration Statement on Form 8-A12G with the Securities and Exchange Commission (the “Commission”) to register its common shares, par value $0.001 per share (the “Common Shares”) under Section 12(g) of the Exchange Act.  The Form 8-A12G was filed with the Commission on July 26, 2007.

Amiword-US has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Item 2.  Recent United States Market Activity

Amiworld-US has not sold its Common Shares in the United States in an offering registered under the Securities Act of 1933, as amended during the 12 months preceding the filing of this Form 15F.

Item 3.  Foreign Listing and Primary Trading Market

Amiworld-US has maintained a listing of its Common Shares on the Bermuda Stock Exchange, the primary trading market (as defined in Rule 12h-6(f) for the Common Shares, in Bermuda (the “Primary Jurisdiction”).

The date of the initial listing of the Common Shares on the Bermuda Stock Exchange was May 1, 1999.  The Common Shares have been listed of the Bermuda Stock Exchange since such date.  Thus, Amiworld-US has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of this filing of this Form 15F.

To the best knowledge of management of Amiworld-US, for the period commencing on September 30, 2009 and ending on and including August 31, 2010, (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 100% and as such, the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4.  Comparative Trading Volume Data

The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is September 30, 2009 and the last day of such Recent Trading Period is August 31, 2010.

During the Recent Trading Period, there was no trading volume in the United States or worldwide.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was 0%.

The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is the OTC Bulletin Board and the Bermuda Stock Exchange with respect to the Common Share volumes included herein.

Item 5.  Alternative Record Holder Information

The Company and its successor had less than 300 person residents of the United States for well in excess of 120 days from the date hereof. The Company used the method for calculating record ownership included in Sections 240.12g3-2(a) and 240.12g5-1 under the Exchange Act.

Item 6.  Debt Securities

Not applicable

Item 7.  Notice Requirement

As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a press release disseminated by the Company on September 10, 2010 (the “Press Release”) disclosing its intent to terminate its duty for file reports under Section 15(d) of the Exchange Act.

The Press Release will be disseminated in the United States via Business Wire.

Item 8.  Prior Form 15 Filers

Not applicable

PART II

Item 9.  Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s website located at www.amiworld.com.

PART III

Item 10.  Exhibits

The following exhibit is attached hereto:

Exhibit #                                Description

99.10                                     Press Release of the Company dated September 10, 2010.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it to reasonably believe that , at the time of filing of the Form 15F:

(1)  The average daily trading volume of its subject class of securities in the United States exceeds 5% of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i).

(2)  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Amiworld, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Amiworld, Inc. certified that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: September 10, 2010	AMIWORLD, INC. By: s/ David Garin David Garin, Chief Financial Officer